September 17, 2024

Todd Meredith
President and Chief Executive Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

       Re: Healthcare Realty Trust Incorporated
           Definitive Proxy Statement on Schedule 14A
           Filed April 9, 2024
           File No. 001-35568
Dear Todd Meredith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program